UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ASML Holding N.V.

(Exact name of registrant as specified in its charter)

The Netherlands	025566	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

De Run 6501

5504 DR Veldhoven

The Netherlands

(Address of principle executive offices) (Zip Code)

James A. McDonald

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

40 Bank Street, Canary Wharf, London E14 5DS England

+44 (0)20 7519 7000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

This Conflict Minerals Disclosure for ASML Holding N.V. (“ASML”, “we”, “us” or “our”) covers the reporting period from January 1, 2018 to December 31, 2018, and is filed in accordance with Rule 13p-1 of the Securities Exchange Act of 1934 and Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The information contained in this Form SD is publicly available on our website at www.asml.com. The website and the information accessible through it are not incorporated into this Form SD.

In an effort to curb the violence and exploitation occurring in the Democratic Republic of the Congo (“DRC”) and adjoining regions, the Securities and Exchange Commission (“SEC”) adopted rules pursuant to Section 1502 of the Dodd-Frank Act. Section 1502 of the legislation addresses Conflict Minerals and requires companies to publicly disclose information related to the use in their products of minerals originating in the DRC and the countries adjoining the DRC (“Covered Countries”), including the Central African Republic, South Sudan, Zambia, Angola, Republic of the Congo, Tanzania, Burundi, Rwanda and Uganda. The minerals subject to the SEC’s disclosure requirements, referred to as “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, wolframite, gold and their derivatives, namely tin, tantalum and tungsten (“3TG”).

Business Overview

ASML designs, develops, integrates, markets and services advanced lithography systems used by its customers—the major global integrated circuit manufacturers—to create chips that power a wide array of electronic, communication and information technology products. Our product development strategy focuses on the development of product families based on a modular, upgradeable design and encompasses our PAS 5500, TWINSCAN, TWINSCAN NXE lithography systems and the enhancement systems within our Applications business line, including the YieldStar metrology system and E-beam metrology and inspection systems.

Our PAS 5500 lithography systems (which we no longer manufacture but continue to refurbish), comprise advanced wafer steppers and Step-and-Scan systems equipped with i-line, KrF and ArF light sources for processing wafers up to 200 mm in diameter and are employed in volume manufacturing and in special applications to achieve semiconductor design nodes requiring imaging at a resolution down to 90 nm.

The modular, upgradeable design philosophy of the PAS 5500 product family has been further refined and applied in the design of our TWINSCAN lithography systems, which are the basis of our current and next-generation Step-and-Scan systems. TWINSCAN systems are equipped with i-line, KrF and ArF light sources for processing wafers up to 300 mm in diameter and are capable of extending semiconductor shrink technology down to 38 nm and beyond with multiple patterning techniques. The dual-stage advantage of TWINSCAN immersion systems enables our customers to benefit from the process enhancement of immersion while continuing to use familiar and proven technology. ASML’s TWINSCAN NXE platform is the industry’s first production platform for extreme ultraviolet lithography (EUVL), currently offering 13 nm resolution with off-axis illumination and 2.0 nm match machine overlay performance.

In addition, we continuously develop and sell a range of product options and enhancements within our Applications business line, including the YieldStar metrology system and E-beam metrology and inspection systems, designed to increase semiconductor manufacturing productivity and improve imaging and overlay to optimize value of ownership over the entire lifecycle of our systems.

Certain 3TG minerals are necessary to the functionality and production of our products. For example, gold is used in coating critical electronic connectors to enhance connectivity performance. Each system also contains tin, used for welding electronic components on printed circuit boards and also within a critical component of our systems with the latest technology. Although certain 3TG minerals are necessary to the functionality and production of our products, we believe that these 3TG minerals are insignificant in terms of volume relative to other parts and components of the systems we produce.

We outsource the production of the majority of components that are needed to produce our systems, and we are only able to determine whether the 3TG minerals included in our systems are derived from a Covered Country through information provided to us by our suppliers.

Reasonable Country of Origin Inquiry

ASML conducted a reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the minerals that are necessary to the functionality and production of our products may have originated in the Covered Countries.

Our RCOI primarily consisted of conducting a supply chain survey using the reporting template provided by the Responsible Business Alliance (“RBA”, formerly EICC) and the Global e-Sustainability Initiative (“GeSI” together, the “RBA/GeSI CMRT”).

We also utilized resources provided by the Responsible Minerals Initiative (“RMI”, formerly Conflict-Free Sourcing Initiative), including the Responsible Minerals Assurance Process (“RMAP”). The RMAP uses a third-party audit firm to identify smelters and refiners that have systems in place to assure sourcing of only conflict-free materials, in order to provide additional country of origin information.

Due to the incomplete nature of the data available from our supply chain, which is a result of the 3TG supply chain complexity and the limited number of certified conflict free smelters for all Conflict Minerals, we are unable to determine the precise origin of the 3TG minerals which are included in our products.

Forward Looking Statements

This document contains statements that are forward-looking, including statements relating to our business and compliance efforts, including with respect to conflict minerals. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue” and variations of these words or comparable words.

Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, changes in our reporting obligations or practices under the Conflict Minerals rules, our ability to implement certain processes and policies, our ability to obtain information from our suppliers, our ability to effectively trace the origins of 3TG minerals and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and its other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. ASML does not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Item 1.02 Exhibit

On April 7, 2017, the staff in the SEC’s Division of Corporation Finance (the “Staff”) issued its “Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule” (the “Statement”). The Statement stated, among other things, that “the Division of Corporation Finance has determined that it will not recommend enforcement action to the SEC if companies, including those that are subject to paragraph (c) of Item 1.01 of Form SD, only file disclosure under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.”

Relying on the Statement, ASML has chosen not to file, as an exhibit to this Form SD, the Conflict Minerals Report otherwise required by Item 1.01(c) of Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ASML HOLDING N.V. (Registrant)

Date: May 28, 2019	By:	/s/ Peter T.F.M. Wennink
Peter T.F.M. Wennink
Chief Executive Officer